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                             March 10, 2023

       David Lamont
       Chief Financial Officer
       BHP Group Ltd
       171 Collins Street
       Melbourne, Victoria 3000
       Australia

                                                        Re: BHP Group Ltd
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2022
                                                            Filed September 6,
2022
                                                            File No. 001-09526

       Dear David Lamont:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended June 30, 2022

       Exhibits
       Exhibit 96, page 263

   1. Please revise your Western Australia Iron Ore Technical Report Summary to include the mine life for each mine
area and provide a mine map of the final mine outline for each mining area as required
by Item 601(b)(96)(iii)(B)(13) of Regulation S-K.
   2. Please revise your technical reports to include annual cash flow forecasts based on an annual production
schedule for the life of the project as required by Item
                                                        601(96)(iii)(B)(19)(ii)
of Regulation S-K. This should include the entire discounted cash flow analysis.
 David Lamont
FirstName
BHP GroupLastNameDavid Lamont
            Ltd
Comapany
March      NameBHP Group Ltd
       10, 2023
March2 10, 2023 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
your have questions about comments.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation